UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2026

Commission File Number: 001-31798

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SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

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20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Change in the number of shares owned by the largest shareholder of Shinhan Financial Group

On August 11, 2026, Shinhan Financial Group Co., Ltd. reported that the number of common shares owned by its largest shareholder, Korea’s National Pension Service (“NPS”), increased from 43,630,195 shares of common stock (representing 9.19%, as of June 30, 2026) to 44,370,524 shares of common stock (representing 9.45%, as of July 30, 2026). This disclosure is based on the results of shareholder registry closing as of July 30, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shinhan Financial Group Co., Ltd.
(Registrant)

Date: August 11, 2026	By:	/s/ JANG Jeong Hoon

Name: JANG Jeong Hoon
Title: Chief Financial Officer